Free Writing Prospectus

(To the Prospectus dated August 31, 2007,

Prospectus Supplement dated September 4, 2007, Index Supplement dated

September 4, 2007 and Information Supplement dated December 12, 2007)

Filed Pursuant to Rule 433 Registration No. 333-145845 January 30, 2008

$ Buffered Return Enhanced Notes due February 20, 2009 Linked to the Performance of a Basket of Asian Equity Indices Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek a return of two times the appreciation of a diversified basket of Asian indices up to a maximum total return on the Notes of 22.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the basket declines by more than 10%, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing February 20, 2009†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about February 1, 2008 and are expected to issue on or about February 6, 2008.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of the following equity indices (each a “basket component”, and together, the “basket components”), weighted as indicated:

Index	Bloomberg Ticker	Weighting
AMEX Hong Kong 30 Index	HKX <Index>	18.00%
FTSE/Xinhua China 25 IndexTM	XIN0I <Index>	29.00%
KOSPI 200	KOSPI2 <Index>	26.00%
MSCI Taiwan IndexSM	TWY <Index>	19.00%
MSCI Singapore Free IndexSM	SGY <Index>	8.00%

Upside Leverage Factor:	2

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 22.00%.

Payment at Maturity:

If the final basket level is greater than the initial basket level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the basket return multiplied by two, subject to a maximum return on the Notes of 22.00%. For example, if the basket return is 11.00% or more, you will receive the maximum return on the Note of 22.00%, which entitles you to the maximum payment of $1,220 for every $1,000 principal amount Note that you hold. Accordingly, if the basket return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Basket Return x 2)]

Your principal is protected against up to a 10% decline of the basket at maturity. If the final basket level declines from the initial basket level by up to 10%, you will receive the principal amount of your Notes at maturity.

If the final basket level declines from the initial basket level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the basket declines beyond 10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Basket Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the final basket level declines from the initial basket level by more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:	The arithmetic average of the basket closing levels on each of the five averaging dates.

Basket Closing Level:

For each of the averaging dates, the basket closing level will be calculated as follows:

100 x [1 + (AMEX Hong Kong 30 Index return * AMEX Hong Kong 30 Index weighting) + (FTSE/Xinhua China 25 IndexTM return * FTSE/Xinhua China 25 IndexTM weighting) + (KOSPI 200 return * KOSPI 200 weighting) + (MSCI Taiwan IndexSM return * MSCI Taiwan IndexSM weighting) + (MSCI Singapore Free IndexSM return * MSCI Singapore Free IndexSM weighting)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage, from the closing level on the pricing date to the closing level on the relevant Averaging Date.

Averaging Dates:	February 10, 2009†, February 11, 2009†, February 12, 2009†, February 13, 2009† and February 16, 2009† (the “final averaging date”)

Maturity Date:	February 20, 2009†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738RCX2 and US06738RCX26

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume a maximum return on the Notes of 22.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
155.00	55.00%	$1,220.00	22.00%
145.00	45.00%	$1,220.00	22.00%
135.00	35.00%	$1,220.00	22.00%
125.00	25.00%	$1,220.00	22.00%
115.00	15.00%	$1,220.00	22.00%
112.50	12.50%	$1,220.00	22.00%
110.00	10.00%	$1,200.00	20.00%
107.50	7.50%	$1,150.00	15.00%
105.00	5.00%	$1,100.00	10.00%
102.50	2.50%	$1,050.00	5.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$888.89	-11.11%
70.00	-30.00%	$777.78	-22.22%
60.00	-40.00%	$666.67	-33.33%
50.00	-50.00%	$555.56	-44.44%
40.00	-60.00%	$444.45	-55.56%
30.00	-70.00%	$333.33	-66.67%
20.00	-80.00%	$222.22	-77.78%
10.00	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The basket level increases from an initial basket level of 100 to a final basket level of 105. Because the final basket level of 105 is greater than the initial basket level of 100 and the basket return of 5.00% multiplied by 2 does not exceed the hypothetical maximum return of 22.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

Example 2: The basket level decreases from the initial basket level of 100 to a final basket level of 95. Because the final basket level of 95 is less than the initial basket level of 100 by not more than the buffer percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The basket level increases from an initial basket level of 100 to a final basket level of 115. Because the basket return of 15.00% multiplied by 2 exceeds the hypothetical maximum return of 22.00%, the investor receives a payment at maturity of $1,220 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The basket level decreases from the initial basket level of 100 to a final basket level of 80. Because the final basket level of 80 is less than the initial basket level of 100 by more than the buffer percentage of 10%, the basket return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket return by two, up to the maximum return on the Notes of 22.00%, or $1,220 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the pricing date and will not be less than 22.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final basket level, as compared to the initial basket level, of up to 10%. If the final basket level declines by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the basket level declines beyond 10%.

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Diversification Among the Basket Components—The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 IndexTM, the KOSPI 200, the MSCI Taiwan IndexSM and the MSCI Singapore Free IndexSM. The AMEX Hong Kong 30 Index is a broad-market index that measures the composite price

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performance of 30 stocks actively traded on the Stock Exchange of Hong Kong Limited. For additional information about the AMEX Hong Kong 30 Index, see the information set forth under “Equity Indices—AMEX Hong Kong 30 Index” in the index supplement. The FTSE/Xinhua China 25 IndexTM is designed to represent the performance of the mainland Chinese market that is available to international investors. For additional information about the FTSE/Xinhua China 25 IndexTM, see the information set forth under “Equity Indices—FTSE/Xinhua China 25 IndexTM, in the index supplement. The KOSPI 200 is a market capitalization-weighted index of 200 Korean blue-chip stocks, covering approximately 85% of the market capitalization of the Korean Exchange—Stock Market Division. For additional information about the KOSPI 200, see the information set forth under “Equity Indices—KOSPI 200” in the index supplement. The MSCI Taiwan IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in Taiwan. The MSCI Singapore Free IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in Singapore. For additional information about the MSCI Taiwan IndexSM and the MSCI Singapore Free IndexSM, see the information set forth under “Equity Indices—MSCI Indices” in the index supplement.

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Certain U.S. Federal Income Tax Considerations— The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

This free writing prospectus has not been reviewed by our special tax counsel, Sullivan & Cromwell LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components or any of the component stocks of the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final basket level beyond the 10% buffer percentage as compared to the initial basket level.

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Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final basket level is greater than the initial basket level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the basket, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 22.00%.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of the basket components. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes— The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying each basket component;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the currency in which the stocks composing the basket components are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily closing levels from January 7, 2002 through January 29, 2008. The closing level of the AMEX Hong Kong 30 Index on January 29, 2008 was 1,232.77, the closing level of the FTSE/Xinhua China 25 IndexTM on January 29, 2008 was 21,637.14, the closing level of the KOSPI 200 on January 29, 2008 was 208.80, the closing level of the MSCI Taiwan IndexSM on January 29, 2008 was 297.16 and the closing level of the MSCI Singapore Free IndexSM on January 29, 2008 was 372.56.

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We obtained the basket components closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket components closing levels on any of the averaging dates. We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income

Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount Note.

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